                                                                  EXHIBIT (a)(7)

[LETTERHEAD OF STREAMLOGIC]


(BW) (STREAMLOGIC) (STLC) StreamLogic Agrees on Terms for Exchange of 6% Convertible Subordinated Debentures

          Business Editors

          CHATSWORTH, Calif.--(BUSINESS WIRE)--June 17, 1996--StreamLogic Corporation (NASDAQ:STLC) today announced an agreement in principle with the major holder of its $75 million 6% Convertible Subordinated Debentures (Loomis Sayles & Co., L.P.) to exchange its debentures for a package of cash, common stock and warrants to purchase common stock.

          "We are extremely pleased with this agreement which would create a virtually debt-free balance sheet," said J. Larry Smart, Chairman and CEO of StreamLogic. "Our significantly improved financial flexibility would allow the Company's management to focus on the market opportunities available in our core video delivery and network data management businesses."

          "On behalf of Loomis Sayles we feel that this agreement in principle is a positive development for all parties and well positions the company for future growth," said Skip Victor of Chanin and Company, financial advisors to Loomis Sayles.

          Pursuant to this agreement, StreamLogic plans to commence a tender offer for the Debentures by mid-August. In the tender offer the company will offer to exchange its Debentures for a package of cash, common stock, and warrants to purchase common stock. For each $1,000 face amount of debentures tendered the holders will receive (a) $233.33 in cash, (b) $520 in common stock, and (c) warrants to purchase 40 shares of common stock at an initial exercise price of 150% of market value as defined in the agreement. The exercise price of the warrants is subject to downward adjustment in certain circumstances, and contains customary antidilution adjustments. StreamLogic expects shareholder approval will be required pursuant to Nasdaq rules and regulations.

          If the holders of 100% of the outstanding debentures accept the exchange, the Company will exchange the debentures for (a) $17.5 million in cash, (b) issue between 5.2 and 9.8 million shares of common stock, and (c) issue warrants to purchase approximately 3.0 million shares of common stock, therefore, the transaction would increase the Company's net tangible assets by more than $50 million. The company has been advised by Loomis Sayles that certain institutional investors advised by Loomis Sayles hold in the aggregate approximately 80% of the outstanding Debentures, and have agreed to exchange their Debentures for the package of cash and securities offered by the Company subject to certain conditions contained in the agreement in principle.

          The obligations of the holders advised by Loomis Sayles to participate in the tender offer is subject to various conditions including satisfaction of all necessary regulatory requirements, a 95% participation by bond holders, and the average price of StreamLogic's common stock immediately prior to the expiration of the tender offer falling within a range of $4.00 and $7.50 as defined in the agreement. As a result, there can be no assurance that the tender offer will be consummated. Offers to exchange the Debentures will be made only pursuant to the tender offer, and no offer is being made at this time. The last reported sales price of the debentures was $550 per $1,000 face value on June 6, 1996.

          StreamLogic develops and markets leading edge video delivery and client/server data management solutions. Current product offerings include the VIDEON family of video server subsystems, the VDR 110 video editing appliance, and the industry leading RAIDION family of fault tolerant network management and storage products. The company sells to OEMs and systems integrators, and has a well established international network of distribution channel partners. StreamLogic manufacturing operations and corporate headquarters are located in Chatsworth, California.
-0-

          NOTE TO EDITORS: RAIDION, MICRODISK, VIDEON, and StreamLogic are trademarks or registered trademarks of StreamLogic Corporation. All other brand or product names are trademarks or registered trademarks of their respective owners. Additional information on StreamLogic and its products can be found at http://www.streamlogic.com.

          --30--

          CONTACT:  StreamLogic
                    Lee Hilbert, 818/701-8404
                    Barbara Scherer, 818/701-8402

                         [LETTERHEAD OF STREAMLOGIC]


          FOR IMMEDIATE RELEASE

STREAMLOGIC AMENDS TERMS FOR EXCHANGE OF
6% CONVERTIBLE SUBORDINATED DEBENTURES

Chatsworth, Calif., September 16, 1996 - StreamLogic Corporation (NASDAQ:STLC) today announced an amended agreement with the advisor to the holders of approximately 80% of its $75 million 6% Convertible Subordinated Debentures (Loomis Sayles & Co., L.P.) pursuant to which Loomis agreed to advise such holders to exchange their debentures for a package of cash, increasing rate unsecured promissory notes, common stock and warrants to purchase common stock. The amendment to the terms of the original agreement dated June 14, 1996 with Loomis Sayles removes the conditions based on the company's stock price, fixes the number of shares of common stock to be issued, increases the number of directors on the company's board of directors and allows under certain circumstances payment of a portion of the previously agreed to cash until 1998.

     "We are very pleased to have successfully renegotiated an agreement that would strengthen our balance sheet and supports our efforts to restructure the company," said J. Larry Smart, President and CEO of StreamLogic Corporation.

     Pursuant to the amended agreement, StreamLogic plans to commence a tender offer for the Debentures shortly. In the tender offer the company will offer to exchange its Debentures for a package of cash, unsecured promissory notes, common stock, and warrants to purchase common stock. For each $1,000 face amount of debentures tendered the holders will receive (a) $120 in cash, (b) $113.33 in increasing rate unsecured promissory notes, (c) approximately 148.5 shares of common stock, and (d) warrants to purchase 40 shares of common stock at an initial exercise price of $5.25 per share of common stock as defined in the agreement. The exercise price of the warrants remains subject to downward adjustment in certain circumstances, and contains customary antidilution adjustments. Shareholder approval will be required pursuant to Nasdaq rules and regulations.

     If the holders of 100% of the outstanding debentures accept the exchange, the Company will exchange the debentures for (a) $9 million in cash, (b) $8.5 million in increasing rate unsecured promissory notes due 1998, (c) approximately 11.1 million shares of common stock, and (d) warrants to purchase
3.0 million shares of common stock, in which case the transaction would increase the Company's net tangible assets by more than $50 million. Certain institutional investors who hold in the aggregate approximately 80% of the outstanding Debentures will be advised by Loomis Sayles to exchange their Debentures for the package of cash, unsecured promissory notes and securities offered by the Company subject to certain conditions contained in the amended agreement.

     The obligations of Loomis Sayles to advise the holders to participate in the tender offer remains subject to various conditions including, among others, satisfaction of all necessary regulatory requirements and a 95% participation by debenture holders. In addition, such holders are not obligated to participate. As a result, there can be no assurance that the tender offer will be consummated. Offers to exchange the Debentures will be made only pursuant to the tender offer, and no offer is being made at this time.

                                    -more-

     StreamLogic develops and markets leading-edge video delivery, digital media storage, and networking RAID and data management solutions. Current product offerings include VIDEON (TM), the industry's first family of video-on-demand server subsystems, the innovative Video Disk Recorder (VDR) video editing appliance, the award-winning Hammer (R) high-performance storage products, and the industry leading RAIDION (R) family of fault-tolerant network RAID and data management solutions. The company sells to OEMs and systems integrators and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are located in Chatsworth, California, with marketing, sales, engineering, customer service, and manufacturing operations in Menlo Park and Chatsworth California.

     StreamLogic, VIDEON, Hammer and RAIDION, are trademarks or registered trademarks of StreamLogic Corporation. Additional information on StreamLogic can be found at http://www.streamlogic.com

For more information, please contact:  Lee Hilbert          (818) 701-8404
                                       Barbara Scherer      (818) 701-8402

                          [LETTERHEAD OF STREAMLOGIC]


                                                           FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
STREAMLOGIC ANNOUNCES AMENDED AGREEMENT AND NASDAQ APPEAL

    CHATSWORTH, Calif., October 6, 1996 - StreamLogic Corporation (NASDAQ:STLC) today announced an amended agreement with the advisor to the holders of approximately 80% of its $75 million 6% Convertible Subordinated Debentures (Loomis Sayles & Co., L.P.) pursuant to which Loomis Sayles agreed to advise such holders to exchange their debentures for a package of cash, increasing rate unsecured promissory notes, common stock and warrants to purchase common stock. For each $1,000 face amount of debentures tendered the holders will receive (a) $120 in cash, (b) $113.33 in increasing rate unsecured promissory notes, (c) approximately 216.67 shares of common stock, and (d) warrants to purchase 40 shares of common stock at an initial exercise price of $3.60 per share of common stock. The exercise price of the warrants remains subject to downward adjustment in certain circumstances, and contains customary antidilution adjustments. Shareholder approval will be required pursuant to Nasdaq rules and regulations.

     If the holders of 100% of the outstanding debentures accept the exchange, the Company will exchange the Debentures for (a) $9 million in cash, (b) $8.5 million in increasing rate unsecured promissory notes due 1998, (c) approximately 16.25 million shares of common stock, and (d) warrants to purchase 3 million shares of common stock, in which case the transaction would increase the Company's net tangible assets by more than $50 million. Certain institutional investors who hold in the aggregate approximately 80% of the outstanding Debentures will be advised by Loomis Sayles to exchange their Debentures for the package of cash, unsecured promissory notes and securities offered by the Company.

    The obligations of Loomis Sayles to advise the holders to participate in the tender offer remains subject to various conditions including, among others, satisfaction of all necessary regulatory requirements and a 95% participation by debenture holders. In addition, such holders are not obligated to participate. As a result, there can be no assurance that the tender offer will be consummated. Offers to exchange the Debentures will be made only pursuant to the tender offer, and no offer is being made at this time.

     In addition, StreamLogic today announced that it will appeal a decision by The Nasdaq Stock Market refusing to extend the period of time during which the company's stock would continue to trade on the Nasdaq National Market pending completion of the exchange. The company's stock will continue to trade on the Nasdaq National Market during the appeal, which is expected to extend for a number of weeks. There can be no assurances as to whether the appeal to Nasdaq will be successful or as to when such determination will be made by Nasdaq.

    As previously reported, the original terms of the proposed exchange offer had been revised pursuant to an amendment to the company's agreement with Loomis Sayles. However, certain objections by Nasdaq to the directorship provisions of the amended agreement required a further amendment.

    "StreamLogic is hopeful its appeal will be successful if we are able to demonstrate to Nasdaq that we have resolved the directorship issues and that prompt completion of the exchange offer is likely," said Lee Hilbert, Chief Financial Officer of StreamLogic Corporation.

    In another development, the company reported that its second quarter revenues will be slightly under $13 million. "Shipments for the last week of September were disappointing as the company experienced late component deliveries and was unable to fulfill its entire backlog," Hilbert continued. "We are optimistic about our third quarter prospects for StreamLogic products."

    This news release includes forward-looking statements. For a detailed discussion of important factors that could cause actual results of the company to differ materially from those described herein, please refer to the company's Current Report on Form 8-K as filed on August 15, 1996, with the Securities and Exchange Commission.

    StreamLogic develops and markets leading-edge video delivery, digital media storage, and networking RAID and data management solutions. Current product offerings include VIDEON, the industry's first family of video-on-demand server subsystems, the innovative Video Disk Recorder (VDR) video editing appliance, the award-winning hammer high-performance storage products, and the industry leading RAIDION family of fault-tolerant network RAID and data management solutions. The company sells to OEMs and systems integrators and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are located in Chatsworth, California, with marketing, sales, engineering, customer service, and manufacturing operations in Menlo Park and Chatsworth, California.

    StreamLogic, VIDEON, Hammer, and RAIDION, are trademarks or registered trademarks of StreamLogic Corporation. Additional information on StreamLogic can be found at http://www.streamlogic.com

For more information, please contact:      Lee Hilber       (818) 701-8404
                                           Barbara Scherer  (818) 701-8402